UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of January 2026

Commission file number: 001-41482

Jeffs’ Brands Ltd

(Translation of registrant’s name into English)

7 Mezada St.
Bnei Brak, Israel 5126112
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

CONTENTS

Jeffs’ Brands Ltd (the “Company” or “Jeffs’ Brands”) hereby updates that on January 1, 2026, the board of directors of the Company (the “Board”) resolved to adjust the minimum conversion price (the Floor Price) of that certain convertible promissory note in the principal amount of $5,000,0000, issued on June 26, 2025 (the “Promissory Note”), to $0.33 (subject to any further adjustment as provided therein). No other changes, adjustments or modifications were made to the Promissory Note. As of the date hereof, the outstanding principal amount under the Promissory Note is $642,434, plus accrued interest.

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form F-3 (File No. 333-277188, File No. 333-262835, File No. 333-283848, File No. 333-283904, File No. 333-285030 and File No. 333-287341) and Registration Statements on Form S-8 (File No. 333-269119, File No. 333-280459 and File No. 333-291322), to be a part thereof from the date on which this Form 6-K is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Jeffs’ Brands Ltd

Date: January 5, 2026	By:	/s/ Ronen Zalayet
Ronen Zalayet
Chief Financial Officer

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